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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________________October 2003

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Releases:  10/6/2003; 11/18/2003; 12/16/2003’ 12/19/2003; 12/23/2003; 1/13/2004

2.  Notice of Meeting and Record Date, dated 10/6/2003

     Notice of Meeting to be held 12/12/2003; dated 11/12/2003

     Management Proxy/Information Circular, dated 11/12/2003

     Form of Proxy; dated 11/12/2003

3.  Form 51-901F Part A & B & C, Quarterly and Annual Report for

     Fiscal Year Ended 6/30/2003, dated 11/7/0223

4.  Form 51-901F Part A & B & C, Quarterly and Annual Report for

     First Quarter Ended 9/30/2003, dated 11/26/0223

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.  Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                                        Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

October 6, 2003

International Barrier Recognizes National Fire Prevention Week

Fire Resistant Building Materials Company Emphasizes the Importance of Fire Prevention & Safety

Watkins, MN; Vancouver, BC  October 6, 2003 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV) encourages individuals and organizations alike to consider the simple but important lessons promoted by this year’s National Fire Prevention Week campaign ("When Fire Strikes: Get Out! Stay Out!"). National Fire Prevention Week takes place October 5 – 11, 2003. The official sponsor, the National Fire Protection Association, offers valuable information regarding fire prevention and safety at: http://www.nfpa.org/FPW/index.asp.

“Improvements in fire prevention and safety have reduced deaths and injuries from fire in the last decades. But the U.S. still has one of the highest fire death rates in the industrialized world, and the value of property loss has grown significantly,” said Mike Huddy, International Barrier’s president. “There are opportunities to employ increasingly better fire resistant building design and products as well as improve understanding of fire safety practices. I am proud of International Barrier’s success in advancing the performance of fire resistant building materials to new levels, with the aim of creating safer living and working environments. And I encourage everyone to educate themselves on fire safety practices such as those being highlighted during National Fire Prevention Week."

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE) and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US):

http://bigcharts.marketwatch.com/industry/bigcharts-com/stocklist.asp?bcind_ind=bld&bcind_period=3mo

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com  or www.iknvestorideas.com

Toll free 1.866.735.3519

Bernie Hertel
ir@intlbarrier.com
or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

November 18, 2003

International Barrier Technology Reports Record Annual Sales of

Blazeguard® Fire Resistant Building Material

Watkins, MN, Vancouver, BC, November 18, 2003 - International Barrier Technology Inc.

(“Barrier”) (IBTGF: OTCBB, IBH: TSX-V), a provider of environmentally friendly fire resistant building materials, has released audited financial results for its fiscal year ending June 30, 2003.

Barrier reported fiscal year sales of $2,254,562, a 21.2% increase over the previous year and record high revenue from Barrier’s fire resistant Blazeguard panels. Gross profit was up slightly to $487,570. The gross margin of 21.6% compares to 23.6% in fiscal 2002. Barrier realized a net income of $46,775, compared to a $317,041 net loss in the prior year. This is the first positive net income in Barrier’s corporate history.

Corporate Milestones & Highlights

Sales – Multi-Family Dwellings: Total sales as measured by surface footage of product shipped increased to 2.11 million square feet from 1.77 million square feet, an increase of 19.1%. Sales into Florida increased 77%, or 394,100 square feet, after growing 11% the previous year. Barrier also achieved sales growth in new markets including Maryland, Virginia, and North Carolina. This growth was achieved through a key distributor, Lowe’s Companies, and the addition of a new distributor, Stock Building Supply, which focuses exclusively on professional builders.

New Applications and Markets: Barrier achieved an important milestone toward the commercialization of Blazeguard® in a valuable new market. This milestone was the successful completion of stringent fire and wind tests in June and, subsequent to the year end, July. The success of these tests enable Barrier’s commercial partner in this endeavor to have Class C and Class A rated roof deck assemblies labelled and listed by Underwriters Laboratories Inc. (UL). There are notable unmet needs for these assemblies in the construction of factory-built commercial modular buildings, which are used for construction sites, education, healthcare and other uses. Blazeguard is the most important component of this assembly, and Barrier expects significant sales in this new market in 2004.

Technology and Patent Acquisition:  In March, Barrier announced a letter of intent to acquire the Pyrotite technology and patents that are the basis of Blazeguard. The negotiation to complete a definitive agreement is in an advanced stage. Management is optimistic that a successful conclusion will be achieved. This would position Barrier to dramatically expand its business potential from the U.S. to global markets and eliminate royalty payments currently payable by the company.

“We achieved important financial milestones in F2003. I expect more builders to make Blazeguard their preferred fire-rated sheathing, leading to further sales growth in the multi-family dwelling market in F2004,” said Dr. Michael Huddy, Barrier’s president. “In addition, the Blazeguard-based roof deck assembly for modular buildings provides competitive positioning in our first entry into a commercial market. I look forward to notable sales growth in this area. Barrier has never been so well positioned for expanding corporate development and growth.”

International Barrier Technology, Inc.

604 - 750 West Pender Street, Vancouver, BC, Canada  V6C 2T7

Tel: 866-735-3519 or 604-948-0687  • Email:  info@intlbarrier.com

Click here to view Barrier’s financial statements:

http://www.intlbarrier.com/AnnualReporttoJune%2030,2003.pdf

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE) and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US): http://bigcharts.marketwatch.com/industry/bigcharts- com/stocklist.asp?bcind_ind=bld&bcind_period=3mo

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

__     Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel ir@intlbarrier.com or

Dawn Van Zant, ECON Investor Relations, Inc. dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

International Barrier Technology, Inc.

604 - 750 West Pender Street, Vancouver, BC, Canada  V6C 2T7

Tel: 866-735-3519 or 604-948-0687  • Email:  info@intlbarrier.com

News Release

For Immediate Release:

December 16, 2003

International Barrier Technology Announces Sales Agreement

Watkins, MN, Vancouver, BC, December 16, 2003 - International Barrier Technology, Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSX-V), a provider of environmentally friendly fire resistant building materials, has completed a sales agreement with Mule-Hide Products Co., Inc. (“Mule-Hide”), a supplier of commercial roofing products. The agreement grants Mule-Hide the exclusive right to market, sell, and distribute Blazeguard®, Barrier’s proprietary fire resistant wood panel, into the commercial modular roofing market. Mule-Hide has agreed to a minimum target purchase volume of two million square feet to maintain exclusivity for calendar 2004, the first year of the agreement.

About International Barrier Technology, Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE) and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US):

http://bigcharts.marketwatch.com/industry/bigcharts-com/stocklist.asp?bcind_ind=bld&bcind_period=3mo"

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel ir@intlbarrier.com or

Dawn Van Zant, ECON Investor Relations, Inc. dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions, and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC V6C 2T7

Tel: 604-689-0188

December 17, 2003

SYMBOL:  IBH: TSX-V IBTGF.OB

PRESS RELEASE

International Barrier Technology Inc. announces that at the Company’s annual general meeting held on December 12, 2003, Messrs. Michael D. Huddy, David J. Corcoran and Victor A. Yates were elected directors of the Company for the ensuing year. Dr. Huddy was appointed President and Chief Executive Officer.  Mr. Paul J. Louie elected not to stand for re-election as a director.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:      “DAVID J. CORCORAN”

David J. Corcoran. Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

INTERNATIONAL BARRIER TECHNOLOGY INC. #604-750 West Pender Street Vancouver, BC V6C 2T7 Tel: 604-689-0188

December 23, 2003

SYMBOL:  IBH: TSX-V

IBTGF.OB

PRESS RELEASE

Watkins, MN; Vancouver, British Columbia, December 23, 2003 – International Barrier Technology Inc. (the “Company”) announces that, subject to regulatory acceptance, it has negotiated a private placement in the amount of 1,200,000 units at a price of $0.64 per unit for gross proceeds of $768,000.  Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants").  The Warrants have an exercise term of twelve months from the closing date.  One Warrant and $0.80 will entitle the placee to acquire an additional common share of the Company.

A portion of the proceeds from the private placement will be used by the Company to fund working capital and production facility modifications of the Company’s subsidiary, Barrier Technology Corporation.  These changes are being made to enhance Barrier’s ability to meet the expected product supply requirements under its recently announced sales agreement with Mule-Hide Products Co., Inc.

The Company has agreed to pay a finder's fee in the amount of 10% with respect to this private placement.

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE) and Stock Building Supply are Blazeguard distributors.  Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

“David Corcoran”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC V6C 2T7

Tel: 604-689-0188

January 13, 2004

SYMBOL:  IBH: TSX-V IBTGF.OB

PRESS RELEASE

Watkins, MN; Vancouver, British Columbia, January 13, 2004 – International Barrier Technology Inc. (the “Company”) engaged  Econ Investor Relations Inc. (“Econ”) May 1, 2003 to provide  corporate communication, planning, and strategic financial public relations services.  The consideration the Company had agreed to pay Econ was $3,000 per month plus expenses and the grant of stock options in the amount of up to 100,000 shares exercisable at $0.26 per share for a period of two years.  This agreement  is month to month with a term of one year. Econ and the Company have now agreed, subject to Exchange acceptance, that the Company will, commencing January, 2004 pay Econ a fee of $9,250 a month plus expenses and grant additional stock options of up to 120,000 shares exercisable at $0.80 per share for a period of two years for its services.

Ms.  Dawn Van Zant is the founder and principal of Econ and www.investorideas.com. She has an extensive background in the investment industry spanning over 24 years.  With over ten years trading experience including several years as a retail broker & several years of in-house public and investor relations expertise, Ms. Van Zant founded Econ in 1996.  Econ is a unique public and investor relations media and research firm. It created the Investor Research Portal InvestorIdeas.com.

Econ has previously provided investor relations services to the Company from February 2000 to February 2001.

Econ works with Bernie Hertel, the Company’s manager of corporate communications. Mr. Hertel  was employed  by  the  Company  in  March,  2003  to  re-establish  and  direct  the  Company’s  corporate communication efforts. The Company granted him 200,000 stock options exercisable at $0.10 per share for a period of two years. In May 2003 the Company entered into an agreement to pay him  $3,000 per month in addition to the stock option.  The agreement is month-to-month.  Mr. Hertel received his Bachelor of Commerce  from  the  University  of  British  Columbia  in  1986.  After  working  with  a  consulting  firm focused on business development of small businesses, Mr. Hertel became self-employed. He provides services in business plan development and corporate communications. He has provided services to a small cap investment newsletter and worked in a range of sectors including technology, biotechnology, and industrial markets.

About International Barrier Technology Inc.

International  Barrier  Technology  Inc.  develops,  manufactures,  and  markets  proprietary  fire  resistant  building materials branded as Blazeguard®. The award -winning Blazeguard wood panel uses a patented, non-toxic, non- combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE) and Stock Building Supply are Blazeguard distributors.  Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:      “DAVID J. CORCORAN”

David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor  Vancouver BC  V6C 3B8

T: (604) 689 -9853  F: (604) 689-8144

October 6, 2003

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer:   International Barrier Technology Inc.

ISIN:                                                                     CA4589681044

Meeting Date:                                                       December 12,2003

Record Date for Notice:                                        November 7,2003

Record Date for Voting:                                        November 7,2003

Beneficial Ownership Determination Date:           November 7,2003

Class of Securities Entitled to Receive Notice:

Common Class of Securities Entitled to Vote:

Common Business Type:                                        Non-Routine

OBO Distribution Payment:                                  Issuer will not pay for OBOs

Material Distributed to:                                         All Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma

PACIFIC CORPORATE TRUST COMPANY

/rc

cc: Alberta Securities Commission                     cc: P.E.I. Securities Commission cc: Manitoba Securities Commission                        cc: Quebec Securities Commission

cc: New Brunswick Securities Commission        cc: Saskatchewan Securities Commission cc: Newfoundland Securities Commission     cc: Registrar of Securities - NT

cc: Nova Scotia Securities Commission             cc: Registrar of Securities - YT

cc: Ontario Securities Commission                     cc: Nunavut cc: TSX Venture Exchange                                                                         cc: CDS Inc.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting of Members of International Barrier Technology Inc., (the "Company") will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

December 12, 2003

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended June 30, 2003 and the report of the Auditors thereon;

3.

to fix the number of Directors at four (4);

4.

to elect Directors;

5.

to appoint Amisano Hanson, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;

6.

to authorize and approve the continuation of the Company’s existing stock option plan on the basis set out in the Information Circular;

7.

for disinterested shareholders to authorize the Company to decrease the exercise price of incentive stock options previously granted to insiders of the Company;

8.

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 7th day of November, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

"MICHAEL D. HUDDY"

PRESIDENT

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

INFORMATION CIRCULAR AS AT NOVEMBER 7, 2003

PERSONS MAKING THE SOLICITATION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF INTERNATIONAL BARRIER TECHNOLOGY INC. ("the Company") for use at the Annual General Meeting of shareholders of the Company to be held on December 12, 2003 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained is stated as of November 7, 2003.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)

executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b)

delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it, or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On November 7, 2003 there were 19,759,855 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the Close of Business on November 7, 2003 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
David J. Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3	2,122,035*	10%

*Of these shares, 1,940,637 shares are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at four (4) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.  Three of the nominees for director are residents of Canada and British Columbia.

Name and Present Office Held	Director Since	# of Shares Benefi-cially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Michael D. Huddy(1) Plymouth, Minnesota, USA President/Director	July 25, 1994	1,807,960 Common Shares	President of International Barrier Technology Inc.
David J. Corcoran(1) Vancouver, BC Director	July 10, 1986	2,122,035(2) Common Shares	Company administrator; President and Owner of Corcoran Enterprises Ltd.
Paul J. Louie Vancouver, BC Director	March 5, 2003	Nil	Consultant, finance and business development.
Victor A. Yates(1) Vancouver, BC Director	November 6, 1987	458,122(3) Common Shares	President and Owner of Continental Appraisals Ltd.

(1)

Member of Audit Committee.

(2)

Of these shares, 1,940,637 shares are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran.

(3)

These shares are held by Continental Appraisals Ltd., a private company owned by Victor A. Yates.

NOTES:

(a)

The information as to shareholdings has been furnished by the respective nominees.

(b)

Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

Advance Notice of Annual General Meeting of the Company was published pursuant to Section 111 of the Company Act in The Province on October 7, 2003.

EXECUTIVE COMPENSATION

For purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

Summary of Compensation Table

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Executive Officer who earned over $100,000 in total salary and bonus during the  three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All other Compen-sation ($) (i)
Michael D. Huddy, President/CEO	/03 /02 /01	$145,037 $141,093 $136,800	Nil Nil Nil	Nil Nil Nil	Nil(1) 315,000 315,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Subsequent to the year ended June 30, 2003, the Company granted stock options to Michael D. Huddy in the amount of 100,000 shares exercisable at $0.26 per share until July 10, 2005.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

There were no long term incentive plans in place for the Executive Officer of the Company during the most recently completed financial year.

Options/SARs Granted During The Most Recently Completed Financial Year

There were no options/SAR granted to the Executive Officer during the financial year ended June 30, 2003.  Subsequent to the year ended June 30, 2003, the Company granted stock options to the Executive Officer in the amount of 100,000 shares exercisable at $0.26 per share until July 10, 2005.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

There were no options exercised by the Executive Officer during the financial year ended June 30, 2003.

Option And SAR Repricings

There were no options repriced for the Executive Officer during the financial year ended June 30, 2003.

Termination of Employment, Change in Responsibilites and Employment Contracts

No employment contract exists between the Company and the Executive Officer.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation Of Directors

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options.   However, the Company pays $3,000 a month for administrative, management and financial consulting services performed by Corcoran Enterprises Ltd., a private company owned by David Corcoran.  For the year ended June 30, 2003, $36,000 was paid to Corcoran Enterprises Ltd.

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were granted to directors, who were not Executive Officers:

Directors	Total No. of Shares	Date of Grant	Price	Expiry Date
Paul Louie	200,000	March 5, 2003	$0.10	March 5, 2008

The price range of securities traded in the 30 day period prior to the grant was $0.06 to $0.11.

Since the commencement of the Company's last completed financial year no options to purchase common shares of the Company were exercised by directors, who were not Executive Officers.  Subsequent to the year ended June 30, 2003, options in the amount of 21,500 shares exercisable at $0.10 per share until March 5, 2008 were exercised by a director of the Company.

During the most recently completed financial year, 320,000 options were cancelled by two directors, who were not Executive Officers.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last  financial year or in any proposed transaction, which has or will materially affect the Company save for the following:

(a)

The Company issued an aggregate of 2,000,000 shares at a deemed price of $0.15 per share to two companies controlled by two directors and a director of the Company in settlement of debts in the aggregate amount of $303,860.00.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint Amisano Hanson, Chartered Accountants, #604-750 West Pender Street, Vancouver, British Columbia, V6C 2T7, as Auditors for the Company and to authorize the Directors to fix their remuneration.  Amisano Hanson, Chartered Accountants were first appointed as Auditors for the Company in December, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange (the “Exchange”), “rolling plans” must receive shareholder approval yearly.  As such, the directors of the Company wish to approve the continuation of its existing  2002 “rolling” stock option plan (the “Plan”) reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

The Plan complies with the current policies of the Exchange for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Corporation are proposed to be reserved at any time for issuance on the exercise of stock options.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares of the Corporation, the Plan is considered to be a “rolling” stock option plan.

Management is seeking shareholder approval for the continuation of the Plan and the approval of the number of shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the Exchange.

Terms of the Stock Option Plan

A full copy of the Plan will be available at the Annual General Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a “Tier 1” issuer under the policies of the Exchange.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the Discounted Market Price, as that term is defined in the Exchange policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price.  The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval, as described below.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration.  The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion.  The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with Exchange policies. The number of option grants, in any 12 month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company.

Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED THAT the existing Stock Option Plan be and it is hereby approved, that in connection therewith a maximum of 10% of the issued and outstanding shares at the time of each grant be approved for granting as options and that the board of directors be and they are hereby authorized, without further shareholder approval, to make such changes to the existing Stock Option Plan as may be required or approved by regulatory authorities.”

Disinterested Shareholder Approval

Under the rules and policy of the Exchange, disinterested shareholder approval is required to be obtained if the Company is decreasing the exercise price of incentive stock options previously granted to insiders of the Company. In order for the resolution to be approved by disinterested shareholders, the Plan must be approved by a majority of votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by:

(i)

insiders to whom options may be granted under the Plan; and

(ii)

associates of such persons referred to in subparagraph (i).

Disinterested shareholders (being a simple majority of the votes cast by the shareholders who are not insiders of the Company or associates of such insiders) will be asked to approve the following resolution:

“BE IT RESOLVED THAT the Company be authorized to decrease the exercise price of incentive stock options previously granted to insiders of the Company at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange from time to time.”

As at November 7, 2003, the record date, the Company had a total of 19,759,855 common shares issued and outstanding. To the best of the knowledge of management, insiders and their associates beneficially own a total of 5,441,617 common shares.  Accordingly, the number of shares held by disinterested shareholders will total 14,318,238.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

DATED at Vancouver, British Columbia, this 7th day of November, 2003

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in  which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

“MICHAEL D. HUDDY”

__________________________________

MICHAEL D. HUDDY, President

Proxy

______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS  OF

INTERNATIONAL BARRIER TECHNOLOGY INC. ________________

(Name of Company)

TO BE HELD AT Suite 1200, 750 W. Pender Street, Vancouver, British Columbia

(Location of Meeting)

ON  Friday, December 12, 2003, AT 10:00 A.M.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, DAVID CORCORAN, a Director of the Company, or failing this person, VICTOR YATES, a Director of the Company, or JAMES N. MORTON, solicitor for the Company, or in the place of the foregoing,

                                                     (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ______________________________________

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Amisano Hanson, Chartered Accountants, as auditors of the Company.		N/A
2. To authorize the Directors to fix the Auditors’ remuneration.			N/A
3. To fix the number of Directors at four (4)			N/A
4. To elect as Director, DAVID CORCORAN		N/A
5. To elect as Director, MICHAEL D. HUDDY		N/A
6. To elect as Director, PAUL J. LOUIE		N/A
7. To elect as Director, VICTOR A. YATES		N/A
8. To approve the continuation of the Company’s existing stock option plan and the granting of incentive stock options thereunder.			N/A

 9.

For disinterested shareholders to authorize the Company to decrease the exercise price of incentive stock options previously granted to insiders of the Company at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange from time to time.

N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.     The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.    If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)     and     Internet voting at http://www.stocktronics.com/webvote

British Columbia	QUARTERLY AND YEAR END REPORT
Securities Commission	BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X	Schedule A

X	Schedule B
(place X in appropriate category)

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
International Barrier Technology Inc.	June 30, 2003	03/11/07

ISSUER’S ADDRESS	c/o 750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	1-800-638-4570
CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Michael Huddy	President	1-800-638-4570
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

info@intlbarrier.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Victor Yates”	VICTOR YATES	03/11/07
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“David Corcoran”	DAVID CORCORAN	03/11/07
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in “quotations”)

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2003

Schedule A:

Financial Statements

–

See consolidated financial statements attached

Schedule B:

1.

Analysis of expenses and deferred costs:

General and administrative expenses

–

See consolidated financial statements attached

Cost of Sales
Materials	$ 1,394,572
Plant wages	298,775
Plant overhead	73,645

$ 1,766,992

2.

Related party transactions:

–

See Note 11 to the consolidated financial statements attached

3.

Summary of securities issued and options granted during the year:

a)

Common shares issued during the year

Date		Type		Cash	Commissions
of Issue	Number	of Issue	Price	Proceeds	Paid
April 10, 2003	2,000,000	Debt settlement	$0.15	$ -	$ -
April 25, 2003	3,500,000	Private placement	$0.10	$ 350,000	$ 30,000

b)

Options granted during the year

			Exercise
Date of Option	Number	Optionee	Price	Expiry Date
March 5, 2003	200,000	Paul Louie	$0.10	March 5, 2008
March 5, 2003	400,000	Consultants	$0.10	March 5, 2008

International Barrier Technology Inc.

Year End Report – Page 2

for the year ended June 30, 2003

4.

Summary of securities as at the end of the year:

a)

Description of authorized share capital

–

See Note 9 to the consolidated financial statements

b)

Number and recorded value for shares issued and outstanding

–

See consolidated statement of shareholders equity

c)

Description of options, warrants and convertible securities outstanding

–

See Note 9 to the consolidated financial statements

d)

Number of shares subject to escrow or pooling agreements:  173,452

1.

List of directors and officers as at the date of this report:

David Corcoran, Director

Victor Yates, Director

Paul Louie, Director

Michael Huddy, President and Director

Tom Corcoran, Secretary

Schedule C:

Management Discussion and Analysis

–

See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2003

Schedule C:

Management Discussion & Analysis

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Sales reported for the fiscal year ending June 30, 2003 were $2,254,562, a 21.2% increase over the previous year and record high sales of Barrier’s fire resistant Blazeguard panels. Gross profit was up slightly to $487,570. The gross margin of 21.6% compared to 23.6% in fiscal 2002. Barrier realized a net income of $46,775 compared to a $317,041 net loss in the prior year. Cash flow from operations was $43,657 for the fiscal year, up slightly from last year.

Sales as measured by surface footage of product shipped increased to 2.11 million square feet from 1.77 million square feet, an increase of 19.1%. A substantial sales volume increase of 77% was experienced in Florida, where two manufacturers representatives are helping to sell Blazeguard to townhome builders. Volume increased 21% through Lowe’s Companies, Inc. Contractor Yards. Lowe’s continues to sell Blazeguard exclusively as its selected fire-rated sheathing product. The only declining market area was New Jersey, where Manufacturers Reserve Supply (MRS) sells Blazeguard to the roof repair market (replacing failed fire retardant treated plywood from other vendors) but has not focused on the new construction market.

Cost of goods sold increased to $1,766,992 from $1,421,028 (up 24.3%). This increase resulted predominantly from increased sales volume, but also from higher material costs as the building products industry experienced historically high prices for wood sheathing (OSB and plywood) beginning in the spring of 2003. Prices have remained at high levels through the remainder of the year. Direct labor costs, per unit of material produced, have remained relatively constant throughout the year

Operating expenses including license fees/revenues and R&D decreased to $65,131 from $114,467 the previous year. These costs include the annual minimum royalty net expense of $75,540 (US $50,000) discussed in Note 14. Research and development expenses of $25,850 were predominantly for fire tests and material samples in support of new product/market development, in particular for roof deck assemblies for mobile offices/modular buildings. During the year, Barrier received a royalty payment of $36,259 (US $24,000) for its share of a potential license agreement negotiated by its Licensor (Pyrotite Corporation) for the IPOSB technology. Pyrotite Corporation continues to seek other applications and opportunities for the IPOSB technology.

General and administrative expenses increased to $518,971 from $477,264 last year, a decrease to 23.0% as a percentage of sales compared to 25.7% in the prior year. Consulting fees, legal fees, and investor relations expenses increased to $70,375 from $5,320 last year. This change is due to Barrier’s increasing effort to communicate to shareholders and the public the Company’s business development initiatives and market opportunities for its products. Wages and management fees were relatively unchanged at $181,037.

International Barrier Technology Inc.

Year End Report – Page 4

for the year ended June 30, 2003

Other expenses include non-cash items such as foreign exchange gain (loss), amortization, and stock based compensation. Barrier realized a foreign exchange gain of $153,202 as the stronger Canadian dollar effectively reduced the value of U.S.-denominated liabilities when translated into Canadian dollars for reporting purposes. Barrier negotiated a forgiveness of debt with AFM Corporation on funds provided in 1995 and 1996. These funds were used to modify the Company’s production line to accommodate “jumbo” (8’ X 24’) panels and automate the production process.

Operating and net income. Barrier achieved a notable reduction of its operating loss to $96,532 in fiscal 2003 compared to an operating loss of $152,592 the prior year. For the first time in Barrier’s corporate history the company reported an annual net profit. Net income of $46,776 compares to a loss of $317,041 in fiscal 2002.

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Significant progress was made in the effort to develop fire rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites. Barrier, and its partner in this development endeavor (one of the largest US distributors of building products to the modular industry), successfully passed stringent fire and wind load tests at Underwriters Laboratories, Inc. (UL).  UL will certify and list in their directory both “A” and “C” roof deck assemblies utilizing Barrier’s Blazeguard product as a key component. Sales are expected to commence in late 2003 with significant sales volume expected in 2004. As a part of this process, Barrier has completed production line improvements that increase production capacity for this market application by more than 30%.

Barrier has improved the ability to finish interior wall panels by painting them on the existing production line. While two-part epoxy paints are utilized to create a finish that is competitive to plastic overlaid panels (FRP), other paint systems are being utilized to create a variety of finishes that in time will create opportunities to sell into residential markets as well as commercial and institutional buildings. Tnemec Company, a respected producer of paint systems for commercial applications in the United States, has been instrumental in helping Barrier develop different finishing/painting technologies required to provide panels meeting a variety of needs.

Roof decking for multi-family residential buildings is Barrier’s largest and most stable existing market application, and represents the majority of sales. Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important US state market for Blazeguard. Sales into Florida increased by 394,100 square feet or 77%, after growing 11% the previous year. Management expects sales in 2004 to continue growing as more builders make Blazeguard their preferred fire-rated sheathing.

Lowe’s Contractor Yards continues to inventory Blazeguard at more of their locations. Lowe’s Companies, Inc. will not allow chemically treated fire rated sheathing to be sold at any of their locations. This provides a compelling reason for local yard managers to market and sell Blazeguard to their many builder customers across the US. In fiscal 2003, sales to Lowe’s were up 93,740 sq.ft. (21%) after growing nearly 200,000 square feet in 2002. Despite the high prices of substrate panels used in Blazeguard and distributors’ current tendency to hold less inventory (out of fear that prices could potentially fall quickly), sales continue to grow at a significant rate. Lowe’s has been instrumental in building Barrier’s sales in Maryland, Virginia, and North Carolina.

Barrier anticipates that it can also extend its business from Lowe’s Contractor Yards into Lowe’s Home Improvement Warehouses. Lowe’s has a total of 875 stores in 45 states (www.lowes.com). Most Lowe’s Home Improvement Warehouses have commercial sales departments that cater to the builder community. These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard. Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year. As interest builds in the Lowe’s Home Improvement Warehouses network, it is possible that Lowe’s will elect to inventory Blazeguard at central intra-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Sales to Manufacturers Reserve Supply, Barrier’s wholesale lumber distributor in New Jersey and eastern Pennsylvania, declined 42.7% to 373,700 sq. ft. They have remained focused on “roof replacement” projects resulting from the premature failure of fire retardant treated plywood (FRT) rather than pursuing valuable opportunities in new construction. Many of the remaining FRT replacement projects have been completed and the State of New Jersey has terminated its program of funding FRT replacement projects with public money. Barrier continues to support MRS but is focusing on growth markets such as Florida, Georgia, Virginia, and Texas, where the majority of multi-family housing starts are occurring.

Financial position & financings. During fiscal 2003, Barrier issued 3,500,000 common shares at $0.10 per share pursuant to a private placement and 2,000,000 common shares at $0.15 per share pursuant to a stock-for-debt settlement. Barrier ended fiscal 2003 with a working capital deficit of $245,303, a notable improvement from the prior year’s deficit of $703,915. Subsequent to June 30 (see Note 16), Barrier raised an additional $302,150, further enhancing its working capital position. The Company’s ability to continue as a going concern is dependent upon achieving positive operating cash flow, obtaining new financing, and/or the continued support of its creditors. Barrier’s management believes that each of these alternatives will contribute to the Company’s continuing solvency and improving financial position.

Material transactions. On March 5, 2003, Barrier announced a letter of intent to purchase the worldwide technology rights (including all relevant patents) to the Pyrotite technology, which represents the foundation of Barrier’s business, from Pyrotite Corporation, Inc. Barrier agreed to pay US$1,000,000 for these rights and made a non-refundable payment of US$50,000 (see Note 6). Negotiations extended beyond the originally intended September 30th closing date. Final negotiations are in progress. Management is focused on successfully concluding this transaction. Given the expected successful conclusion to this transaction, Barrier intends to raise sufficient capital to complete the transaction within a period defined in the purchase agreement.

Investor relations. During the three month period ended June 30, 2003, Barrier incurred investor relations expenses of $16,000 in order to inform and communicate to its shareholders and the public regarding Barrier’s progressing business development and opportunities.

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

TERRY AMISANO LTD.	AMISANO HANSON
KEVIN HANSON, CA	CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Shareholders,

International Barrier Technology Inc.

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years ended June 30, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	“Amisano Hanson”
October 17, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s working capital deficiency and continuing losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated October 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Amisano Hanson”
October 17, 2003	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash	$ 98,952	$ -
Accounts receivable	132,133	125,529
Inventory – Note 3	75,816	84,658
Prepaid expenses and deposits	13,110	9,127

	320,011	219,314
Capital assets – Note 4	912,392	990,676
License and technology rights– Note 5	73,391	1

	$ 1,305,794	$ 1,209,991

LIABILITIES
Current
Bank indebtedness – Note 6	$ 101,899	$ 69,358
Accounts payable and accrued liabilities – Note 11	355,778	468,015
Unearned income	-	8,942
Due to related parties – Note 11	18,225	217,256
Current portion of long-term debts – Note 7	25,052	44,048
Current portion of obligation under capital leases – Note 8	64,360	115,610

	565,314	923,229
Long-term debts – Note 7	78,793	161,330
Obligation under capital leases – Note 8	869,654	1,000,174

	1,513,761	2,084,733

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 9	11,649,276	11,029,276
Deficit	(11,857,243)	(11,904,018)

	(207,967)	(874,742)

	$ 1,305,794	$ 1,209,991

Nature and Continuance of Operations – Note 1

Commitments – Notes 7, 8, 9, 14 and 16

Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:
“David Corcoran”	“Victor Yates”
, Director	, Director
DAVID CORCORAN	VICTOR YATES

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001
Sales	$ 2,254,562	$ 1,860,167	$ 1,495,608
Cost of sales	(1,766,992)	(1,421,028)	(1,055,351)

Gross margin	487,570	439,139	440,257

Licence fee revenue	36,259	-	-
Research and development costs – Note 10	(25,850)	(36,082)	(84,493)
License fee expense – Note 14	(75,540)	(78,385)	(75,895)

	(65,131)	(114,467)	(160,388)

General and Administrative Expenses
Accounting and audit fees	36,095	28,705	16,301
Consulting fees – Note 11	35,420	786	-
Filing fees	10,274	16,691	23,435
Insurance	27,475	27,025	25,527
Interest and bank charges – Note 11	28,169	42,463	36,588
Interest on long-term debt – Note 8	62,944	80,951	81,698
Investor relations	16,000	-	28,890
Legal fees	18,955	4,534	9,721
Office and miscellaneous	48,195	53,118	52,858
Telephone	9,631	7,355	8,531
Transfer agent fees	6,986	3,646	1,639
Travel, promotion and trade shows	37,790	32,326	46,140
Wages and management fees – Note 11	181,037	179,664	182,605

	518,971	477,264	513,933

Loss before other	(96,532)	(152,592)	(234,064)
Other
Foreign exchange gain (loss)	153,202	11,276	(49,798)
Gain on forgiveness of debt	88,405	-	-
Amortization – Note 4	(98,300)	(175,725)	(170,117)

Net income (loss) for the year	$ 46,775	$ (317,041)	$ (453,979)

Basic and diluted income (loss) per share	$ 0.00	$ (0.03)	$ (0.04)

Weighted average number of shares outstanding	14,056,684	12,414,903	10,878,803

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001

Deficit, beginning of the year, as previously stated	$ (11,904,018)	$ (11,475,260)	$ (11,046,388)

Prior period restatement – Note 15	-	(111,717)	(86,610)

Deficit, beginning of the year, restated	(11,904,018)	(11,586,977)	(11,132,998)

Net income (loss) for the year	46,775	(317,041)	(453,979)

Deficit, end of the year	$ (11,857,243)	$ (11,904,018)	$ (11,586,977)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001
Operating Activities
Net income (loss) for the year	$ 46,775	$ (317,041)	$ (453,979)
Items not involving cash:
Gain on forgiveness of debt	(88,405)	-	-
Amortization	98,300	175,725	170,117

	56,670	(141,316)	(283,862)
Changes in non-cash working capital balances related to operations:
Accounts receivable	(6,604)	38,604	(86,382)
Inventory	8,842	13,750	(6,868)
Prepaid expenses and deposits	(3,983)	(8,000)	2,290
Accounts payable and accrued liabilities	(29,493)	86,720	91,434
Due to related parties	18,225	52,981	31,295

	43,657	42,739	(252,093)

Investing Activities
Purchase of capital assets	(20,016)	-	-
Technology rights	(73,390)	-	-

	(93,406)	-	-

Financing Activities
Decrease in unearned income	(4,798)	(3,802)	(24,481)
Decrease in long-term debts	(17,272)	(14,704)	(41,105)
Increase (decrease) in capital lease obligations	(181,770)	(26,452)	3,604
Common shares issued for cash	320,000	60,000	235,842
Increase (decrease) in bank indebtedness	32,541	(57,781)	78,233

	148,701	(42,739)	252,093

Change in cash during the year	98,952	-	-
Cash, beginning of the year	-	-	-

Cash, end of the year	$ 98,952	$ -	$ -

Supplementary Cash Flow Information
Cash paid for Interest	$ 76,425	$ 100,764	$ 97,639

Cash paid for Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 12

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	Common Stock		(Restated –
	Issued		Note 15)
	Shares	Amount	Deficit	Total
Balance, June 30, 2000	10,239,938	$ 10,733,434	$ (11,132,998)	$ (399,564)
Issue of shares for cash pursuant to exercise of warrants – at $0.10	1,443,417	144,342	-	144,342
Issue of shares for cash pursuant to exercise of options – at $0.10	735,000	73,500	-	73,500
– at $0.15	120,000	18,000	-	18,000
Net loss for the year	-	-	(453,979)	(453,979)

Balance, June 30, 2001	12,538,355	10,969,276	(11,586,977)	(617,701)
Issue of shares for cash pursuant to exercise of options – at $0.10	600,000	60,000	-	60,000
Net loss for the year	-	-	(317,041)	(317,041)

Balance, June 30, 2002	13,138,355	11,029,276	(11,904,018)	(874,742)
Issue of shares for cash pursuant to a private placement – at $0.10	3,500,000	350,000	-	350,000
Less: finders fees	-	(30,000)	-	(30,000)
Issue of shares pursuant to debt settlement agreements – at $0.15	2,000,000	300,000	-	300,000
Net income for the year	-	-	46,775	46,775

Balance, June 30, 2003	18,638,355	$ 11,649,276	$ (11,857,243)	$ (207,967)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada and the OTC Bulletin Board in the United States of America.

The Company’s principal business activity is the manufacture and sale of fire-rated building materials in the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $245,303 as at June 30, 2003 and has accumulated $11,857,243 of losses since inception.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 18, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company.  All inter-company transactions and balances have been eliminated.

(b)

Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(c)

Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipment

straight line over 5 years

Equipment and furniture

20% - declining balance

Computer equipment

30% - declining balance

Railway spur

 4% - declining balance

Equipment under capital lease

20% - declining balance

Building under capital lease

straight line over 20 years

(d)

Leases

Leases are classified as capital or operating leases.  A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a capital lease.  At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payment and the property’s fair value at the beginning of the lease.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(e)

Foreign Currency Translation

Monetary assets and liabilities denominated in United States dollars are translated into Canadian dollars at the exchange rate prevailing at the end of the year.  Non-monetary assets and liabilities and revenues and expenses are translated at the exchange rate prevailing at the respective transaction dates.  Translation gains and losses are recognized in the current year.

(f)

Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

(g)  Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(h)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, due to related parties, long-term debt and obligation under capital leases.  The fair values of these financial instruments approximate their carrying values.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(i)

Unearned Income

Unearned income represents a prepayment in respect to a contract for future sales.  Revenue is recognized on this prepayment at a rate of 3% of sales to the customer.

(j)

Stock-based Compensation

The Company has a share purchase option plan which is described in Note 9. No compensation expense is recognised for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share purchase options or purchase of shares is credited to share capital. If shares or share purchase options are repurchased from employees or directors, the excess of the consideration paid over the carrying amounts of the shares or share purchase options cancelled is charged to deficit.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002.

(k)

Revenue Recognition

(i)

Building Supplies

Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser.

Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

(ii)

License Fees

License fees revenue is recognized when the licensor records the sale of products from IPOSB technology.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(i)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of change.

Note 3

Inventory

	2003	2002
Raw materials	$ 71,397	$ 73,683
Finished goods	4,419	10,975

	$ 75,816	$ 84,658

Note 4

Capital Assets

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net
Manufacturing equipment	$ 559,242	$ 541,227	$ 18,015	$ 29,019
Equipment and furniture	14,064	12,048	2,016	2,521
Computer equipment	18,867	18,079	788	1,125
Railway spur	132,449	27,625	104,824	109,192

	724,622	598,979	125,643	141,857
Assets under capital lease
Equipment	43,190	21,790	21,400	28,336
Land	74,434	-	74,434	74,434
Building	1,102,673	411,758	690,915	746,049

	$ 1,944,919	$ 1,032,527	$ 912,392	$ 990,676

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2003 is $66,438 (2002:  $62,218;  2001:  $56,057).

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 5

License and Technology Rights - Note 14

	2003	2002
Cost	$ 868,351	$ 794,961
Less: Accumulated Amortization	(234,895)	(234,895)
Write-off - terminated License Agreement	(560,065)	(560,065)

	$ 73,391	$ 1

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”), the Company was granted the rights to use certain Licensor patents, trademarks and know-how to manufacture and sell certain Pyrotite products and substances in the territory of the USA.  This agreement expires January 1, 2015.

In a previous year, the Company wrote-off its license fees, in the amount of $560,065, directly associated with the purchase of the rights to manufacture fire retardant application products in the USA, acquired pursuant to a terminated License Agreement dated March 27, 1992.

During the year ended June 30, 2003, the Company paid $73,390 (US$50,000) as a non-refundable deposit with respect to the proposed acquisition of all of the Licensor’s right, title and interest worldwide in and to the Fire Retardant Technology and Trademark for a total purchase price of US$1,000,000. The Company is currently in negotiations with the Licensor to formalize the terms of the agreement but it is uncertain if an agreement will be reached.

Note 6

Bank Indebtedness

	2003	2002
Current account overdraft	$ -	$ 38,807
Operating loan	101,899	30,551

	$ 101,899	$ 69,358

The operating loan payable in US dollars (US$75,621) bears interest at 9.50% per annum, is secured by accounts receivable and is due on demand.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 7

Long-term Debts

	2003	2002
Loan payable in US dollars (US $26,451) is unsecured, repayable in monthly amounts of US $510 including interest at 4% per annum, due March 10, 2008	$ 35,643	$ -

Loan payable in US dollars was repayable in monthly amounts of US$1,063 including interest at 10.5% per annum and was secured by a floating charge over inventory and capital assets	-	14,779

Loan payable in US dollars (US$14,214) is secured by a director’s guarantee and is repayable in monthly amounts of US$487 including interest at 10.5% per annum, due April 1, 2006	19,153	27,759

Promissory note payable in US dollars was secured by capital assets and was repayable in monthly amounts of US$833 including interest at 6% per annum. This promissory note payable was forgiven as of June 30, 2003	-	93,853

Loan payable in US dollars (US$36,400) is non-interest bearing, repayable in quarterly amounts of US$2,275 and is secured by a lien on the railway spur, due January 10, 2007	49,049	68,987

	103,845	205,378
Less: current portion	(25,052)	(44,048)

	$ 78,793	$ 161,330

Principal payments for the next five years are as follows:

2004	$ 25,052
2005	25,948
2006	26,659
2007	20,099
2008	6,087

$ 103,845

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2004	$ 119,200
2005	119,200
2006	110,146
2007	110,146
2008	107,411
Thereafter	744,048

1,310,151
Less: amount representing interest	(376,137)

934,014
Less: current portion	(64,360)

Long-term portion	$ 869,654

The capital leases bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2003 is $63,878 (2002:  $69,346;  2001:  $66,322).

Note 9

Share Capital

a)

Authorized:

100,000,000 common shares without par value

b)

Escrow:

At June 30, 2003, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

c)

Commitments:

Stock-based Compensation Plan

At June 30, 2003, the Company has granted options to purchase 1,110,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 9

Share Capital – (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan

A summary of the status of company’s share purchase option plan as of June 30, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	Of Shares	Price
Options outstanding and exercisable at beginning of the year	1,310,000	$0.10	1,240,000	$0.10
Granted	600,000	$0.10	830,000	$0.10
Expired or cancelled	(800,000)	$0.10	(160,000)	$0.125
Exercised	-	-	(600,000)	$0.10

Options outstanding and exercisable at end of the year	1,110,000	$0.10	1,310,000	$0.10

The following summarizes information about share purchase options outstanding as at June 30, 2003:

	Exercise	Expiry
Number	Price	Date
510,000	$0.10	June 5, 2007
600,000	$0.10	March 5, 2008

1,110,000

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 9

Share Capital – (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A non-cash compensation charge of $32,000 associated with the granting of options to consultants will be recognized in the financial statements of the Company over the vesting period (next 16 months).  A compensation charge associated with directors’ options in the amount of $16,000 will not be recognized in the financial statements, but will be included in the pro forma disclosure.  The pro forma amounts disclosed below include a compensation charge of $12,000.  This amount represents the vested portion to June 30, 2003.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	94.6%
Risk-free interest rate	3.5%
Expected term in years	5

Had the fair value method been used for those options issued to employees and directors’, the Company’s net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

Year ended
June 30, 2003
Net income for the year	As reported	$ 46,775
	Pro forma	$ 34,775
Basic and diluted earnings per share	As reported	$ 0.00
	Pro forma	$ 0.00

Note 10

Research and Development Costs

Research and development expense consists of the following for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Salaries	$ -	$ 21,707	$ 58,286
Testing services	25,850	14,375	28,207

	$ 25,850	$ 36,082	$ 84,493

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 11

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Consulting fees	$ 5,000	$ -	$ -
Interest and bank charges	8,470	21,512	19,943
Wages and management fees	181,037	177,093	172,800

	$ 194,507	$ 198,605	$ 192,743

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $3,166 (2002:  $62,097) owing to directors of the Company.

The amount due to related parties of $18,225 (2002:  $217,256) consists of amounts due to directors or private companies with common directors with respect to unpaid managements fees, interest and advances.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 12

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the years ended June 30, 2003 and 2002, the following transactions were excluded from the statements of cash flows:

June 30, 2003

–

the Company issued 2,000,000 common shares at $0.15 per share to settle accounts payable and amounts due to related parties totalling $300,000.

June 30, 2002

–

the Company acquired a capital asset with a cost of $31,731 by way of a capital lease.

Note 13

Income Taxes

The Company has non-capital losses in Canada totalling $659,582 which expire in 2010 and non-capital losses in the United States totalling $750,415 which expire in 2023.  In addition, the Company has Scientific Research and Experimental Development Expenditures in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.  The potential future income tax benefit is not reflected in these financial statements.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 13

Income Taxes – (cont’d)

Significant components of the Company’s future income tax assets are as follows:

	2003	2002
Non-capital losses carried forward	$ 515,433	$ 818,989
Scientific Research and Experimental Development expenses	387,480	387,480
Net carrying amount of capital assets	1,627,717	1,627,717

	2,530,630	2,834,186
Less valuation allowance	(2,530,630)	(2,834,186)

	$ -	$ -

The amount taken into income as a future tax asset must reflect that portion of the tax asset which is likely to be realized from future operations. Considering the Company’s cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available tax assets, regardless of their terms of expiry.

Note 14

Commitments

Technology Royalty

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”) the Company is required to pay a royalty of 3% of USA fire retardant product gross sales, minimum US$100,000 per annum from January 1, 1996 onward.  The Company has granted to the Licensor the rights to certain technology referred to as IPOSB Technology.

The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB technology, minimum of US$50,000 per annum from January 1, 1996 onward.

License fee expense consists of the following for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
License fee expense	$ 151,080	$ 156,770	$ 151,790
License fee revenue	(75,540)	(78,385)	(75,895)

	$ 75,540	$ 78,385	$ 75,895

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 15

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gains/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended June 30, 2002 and 2001 were increased by $111,717 and $86,610 respectively.  In addition, the net loss for the year ended June 30, 2001 was increased by $25,107.

Note 16

Subsequent Events

Subsequent to June 30, 2003, the Company:

i)

completed a private placement of 1,000,000 common shares at $0.30 per share for proceeds of $300,000;

ii)

issued 100,000 common shares as finders fees related to the above private placement;

iii)

issued 21,500 common shares at $0.10 per share pursuant to the exercise of share purchase options;  and

iv)

granted 320,000 share purchase options to directors and consultants entitling the holders thereof the right to purchase one common share for each option held at $0.26 per share until July 10, 2005.

Note 17

Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted for the current year.

Note 18

Differences Between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 18

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

a)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB 25, the compensation charge associated with non-employees options is recorded in the reconciling items.  The compensation charge for employees is not recognized in this circumstance. Under SFAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company’s net loss and loss per share for the years ended June 30, 2002 and 2001 would have been increased to the pro-forma amounts indicated below:

	2002	2001
Net loss in accordance with US GAAP as reported (Note 18 (b))	$ (317,041)	$ (453,979)
Pro-forma adjustment for SFAS-123	(41,500)	(54,000)

Pro-forma net loss	$ (358,541)	$ (507,979)

Pro-forma net loss per share	$ (0.03)	$ (0.05)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

	Years ended June 30,
	2002	2001
Volatility fact of expected market price of the Company’s shares	76.5%	73.6%

Dividend yield	0%	0%

Weighted average expected life of stock options	5 yrs	1 year

Risk-free interest rate	3%	4%

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 18

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

b)

The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2003	2002	2001
Net income (loss) for the year per Canadian and US GAAP	$ 46,775	$ (317,041)	$ (453,979)

Basic income (loss) per share per Canadian and US GAAP	$ 0.00	$ (0.03)	$ (0.04)

British Columbia	QUARTERLY AND YEAR END REPORT
Securities Commission	BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X	Schedule A

X	Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
International Barrier Technology Inc.	September 30, 2003	03/11/26

ISSUER’S ADDRESS	c/o 750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	1-800-638-4570
CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Michael Huddy	President	1-800-638-4570
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

info@intlbarrier.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Victor Yates”	VICTOR YATES	03/11/28
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“David Corcoran”	DAVID CORCORAN	03/11/28
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in “quotations”)

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the three months ended September 30, 2003

Schedule A:

Financial Statements

–

See consolidated financial statements attached

Schedule B:

1.

Analysis of expenses and deferred costs:

General and administrative expenses

–

See consolidated financial statements attached

Cost of Sales
Materials	$ 384,464
Plant wages	29,222
Plant overhead	73,645

$ 484,629

2.

Related party transactions:

–

See Note 3 to the consolidated financial statements attached

3.

Summary of securities issued and options granted during the period:

a)

Common shares issued during the period

Date		Type		Cash	Commissions
of Issue	Number	of Issue	Price	Proceeds	Paid
August 12, 2003	1,000,000	Private placement	$0.30	$ 300,000	$ -
August 12, 2003	100,000	Finders fee	-	$ -	$ -

b)

Options granted during the year

			Exercise
Date of Option	Number	Optionee	Price	Expiry Date
July 10, 2003	100,000	Michael Huddy	$0.26	July 10, 2005
July 10, 2003	220,000	Consultants	$0.26	July 10, 2005

International Barrier Technology Inc.

Quarterly Report – Page 2

for the three months ended September 30, 2003

4.

Summary of securities as at the end of the year:

a)

Description of authorized share capital

–

See Note 2 to the consolidated financial statements

b)

Number and recorded value for shares issued and outstanding

–

See Note 2 to the consolidated financial statements

c)

Description of options, warrants and convertible securities outstanding

–

See Note 2 to the consolidated financial statements

d)

Number of shares subject to escrow or pooling agreements:  173,452

1.

List of directors and officers as at the date of this report:

David Corcoran, Director

Victor Yates, Director

Paul Louie, Director

Michael Huddy, President and Director

Tom Corcoran, Secretary

Schedule C:

Management Discussion and Analysis

–

See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the three months ended September 30, 2003

Schedule C:

Management Discussion & Analysis

Description of Business

The Company  (“Barrier”) manufactures and sells fire-rated building materials primarily in the United States of America.  Barrier’s common shares are listed for trading on the TSX Venture Exchange in Canada and the over-the-counter Bulletin Board in the United States of America.

Discussion of Operations

Sales reported for the quarter ending September 30, 2003 were $565,088, a total nearly identical to last year’s FQ1 sales of $565,123. Volume shipped was 10% lower (see below). Gross profit was down by $46,218, with the gross margin declining to 14.2% from 22.3%. The decline in the gross margin occurred largely because of unprecedented high prices for OSB and plywood raw materials. OSB and plywood are commodity materials whose prices quickly change based on interactions of market supply and demand. Since Barrier adds only a fixed “handling fee” rather than a percentage mark-up to the substrate materials, increases in OSB and plywood prices effectively reduce the resulting gross margin.

Barrier experienced a $136,321 net loss for the fiscal quarter after accounting for general and administration expenses as well as other items including amortization, foreign exchange, and  stock option compensation. This compares to a loss for the same period last year of $140,400.

Sales, as measured by surface footage of product shipped, decreased by 10% compared with the same quarter one year ago. Distribution customers including Lowe’s Contractor Yards, Logan Lumber Company, and Stock Building Supply were all reluctant to carry normal inventory levels of Blazeguard. Speculation that prices for OSB and plywood could drop precipitously was more than enough reason to keep inventory levels at a bare minimum.

Builder demand continued at a surprising pace despite the high costs for OSB and plywood. Blazeguard shipments to Florida continued to increase and were up 68,700 square feet over the same period last year while inventory levels at wholesale and retail stores carrying Blazeguard declined. The assistance Barrier is receiving from its independent sales representatives in Florida is a major component of this increase. Barrier has subsequently interviewed potential additional sales representatives in the upper mid-western US markets as well as in Virginia to cover the mid-Atlantic States.

Cost of goods sold increased by 10.5% for the quarter year-over-year. Barrier expended $484,629 on direct costs of production compared to $438,446 last year. While the majority of this increase was due to price increases for OSB and plywood, labor per square foot was slightly up as well. This increase reflects the inefficiencies of running the production line with less volume. The capacity of the production facility in Watkins is far beyond current sales, therefore the plant seldom runs at its optimal efficiency. As sales and production volume increase during the next three quarters, unit labor cost will again decline, reflecting improved production efficiencies of scale.

Quarterly operating expenses declined to $10,392 from $32,058 year to year. Research and development costs were lower since Barrier had been conducting tests for the commercial modular roof deck assemblies during this quarter last year. Tests for Class A and Class C roof deck assemblies for commercial modular applications were passed and certified by Underwriters Laboratory, Inc. Work continues to be done on this encouraging new market opportunity, resulting in increased administrative expenses such as advertising and legal. Royalty charges were lower for the quarter since less material was produced and a royalty is not paid on the cost of the substrate material.

International Barrier Technology Inc.

Quarterly Report – Page 4

for the three months ended September 30, 2003

Administrative expenses increased to $142,295 from $112,268 (an increase of  $30,027) in the same quarter one year ago. The most significant changes from last year involved accounting and audit fees (up $6,694) and investor relations ($20,800 versus $0 last year). Barrier hired an office administrator/accountant to help with administrative and accounting functions. Legal fees represent charges for work expended to develop a supply agreement with our partner in the new commercial modular roof market, prepare a purchase agreement for the worldwide technology rights to the Pyrotite technology, and relating to a private placement.

Other items contributed negatively to Barrier’s operating loss, although significantly less than last year. There was a modest foreign exchange loss of $5,078. A stock compensation expense reflects a value for issued stock options.  Amortization was lower, reflecting the fact that many of Barrier’s capital assets (production and office equipment) have been fully depreciated although they still have operational life remaining.

New market developments, including most notably the commercial modular roof deck systems recently certified by UL, will provide sales starting in fiscal Q2 (ending December 31st). Mule-Hide Products Co., Inc., an independent company that is an affiliate of ABC Supply Co., Inc., has begun the process of introducing the new roof systems to their internal sales personnel. This training effort will expedite the process of taking the new products to the modular manufacturing market once the supply agreement being developed is finalized. Mule-Hide intends to have Barrier private label the product under the Mule-Hide brand for distribution throughout ABC Supply’s vast distribution network (which has over 215 stores nation-wide).

In addition to the modular market, Barrier continues to work with the Tnemec Paint Company on applications of a variety of finishing techniques for Blazeguard. Limited sales of a painted product have already occurred. Aggressive marketing and sales efforts will not begin until process systems have been completely developed and tested. Barrier has prepared product for small orders by utilizing existing equipment in the manufacturing facility in Watkins, Minnesota. Barrier believes these panels will eventually compete favorably with plastic overlaid panels, at similar pricing, but have the advantage of being “Class A” fire rated. Barrier intends to continue its work with the Tnemec Paint Company to grow sales in this market through 2004.

Barrier’s key existing market application, roof decking for multi-family residential buildings, is Barrier’s largest and most stable market and provides the majority of sales. Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida continues to be the best US market for the Blazeguard product.

Committed sales representation within the Florida geography has demonstrated the positive impact manufacturers representatives can have in achieving new sales opportunities and in maintaining existing customers. Barrier is currently looking for sales assistance in the upper mid-west and mid-Atlantic regions of the US. Barrier has interviewed prospective candidates and hopes to make commitments early in 2004.

Barrier’s two national distribution chains continue to inventory and sell Blazeguard to multi-family builders.  Lowe’s Contractor Yards and Stock Building Supply are committed to continuing to build market share. These companies have expressed a keen interest in having local outside manufacturer’s representatives helping with the presentation and marketing of Blazeguard to potential new builders.

Financial position & financings.  During the three months ended September 30, 2003, Barrier issued 1,000,000 common shares at $0.30 per share pursuant to a private placement and 100,000 common shares as a finder’s fee. Barrier had at September 30, 2003 a working capital deficiency of $43,280, a notable improvement from the prior year’s September 30th working capital deficiency of $784,384. Barrier’s ability to continue as a going concern is dependent upon achieving positive operating cash flow, obtaining new financing, and/or the continued support of its creditors.  Barrier’s management believes that each of these alternatives will contribute to the Company’s continued solvency and improving financial position.

Material transactions.  On March 5, 2003, Barrier announced a letter of intent to purchase the worldwide technology rights (including all relevant patents) to the Pyrotite technology, which represents the foundation of Barrier’s business, from Pyrotite Corporation, Inc.  Barrier agreed to pay US $1,000,000 for these rights and made a non-refundable payment of US $50,000.  Negotiations extended beyond the originally intended September 30th closing date.  Final negotiations are in progress.  Management is focused on successfully concluding this transaction.  Given the expected successful conclusion to this transaction, Barrier intends to raise sufficient capital to complete the transaction within a period defined in the purchase agreement.

Investor relations.  During the three month period ended September 30, 2003, Barrier incurred investor relations expenses of $20,800 in order to inform and communicate to shareholders and the public Barrier’s progressing business developments and opportunities.

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2003 and June 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

	(Unaudited)	(Audited)
	September 30,	June 30
ASSETS	2003	2003
Current
Cash and term deposits	$ 265,448	$ 98,952
Accounts receivable	70,451	132,133
Prepaid expenses and deposits	15,023	13,110
Inventory	129,144	75,816

	480,066	320,011
Capital assets	894,695	912,392
License and technology rights– Note 4	73,391	73,391

	$ 1,448,152	$ 1,305,794

LIABILITIES
Current
Bank indebtedness	$ 35,273	$ 101,899
Accounts payable and accrued liabilities – Note 3	370,149	355,778
Due to a related party – Note 3	27,675	18,225
Current portion of long-term debts	24,995	25,052
Current portion of obligation under capital leases	65,254	64,360

	523,346	565,314
Long-term debts	75,870	78,793
Obligation under capital leases	855,837	869,654

	1,455,053	1,513,761

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital – Note 2	11,944,655	11,649,276
Contributed surplus – Note 2	42,008	-
Deficit	(11,993,564)	(11,857,243)

	6,901	(207,967)

	$ 1,448,152	$ 1,305,794

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS

for the three months ended September 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

	2003	2002
Sales	$ 565,088	$ 565,123
Cost of sales	484,629	438,446

Gross margin	80,459	126,677

Operating Expenses
Research and development	2,508	12,542
License fee expense	7,884	19,516

	10,392	32,058

General and Administrative Expenses
Accounting and audit fees	18,696	12,002
Advertising	3,450	-
Filing fees	3,072	548
Insurance	6,449	7,186
Interest and bank charges – Note 3	6,843	9,173
Interest on long-term debt	7,677	16,697
Investor relations	20,800	-
Legal fees	5,786	1,967
Office and miscellaneous	12,373	8,369
Telephone	2,662	2,676
Transfer agent fees	1,500	751
Travel, promotion and trade shows	8,324	8,770
Wages and management fees – Note 3	44,663	44,129

	142,295	112,268

Loss before other	(72,228)	(17,649)
Other
Foreign exchange loss	(5,078)	(78,139)
Amortization	(17,697)	(44,612)
Stock compensation expense	(42,008)	-
Interest income	690	-

Net loss for the period	$ (136,321)	$ (140,400)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	19,050,773	12,964,903

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

for the three months ended September 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

	2003	2002

Deficit, beginning of the period	$ (11,857,243)	$ (11,904,018)

Net loss for the period	(136,321)	(140,400)

Deficit, end of the period	$ (11,993,564)	$ (12,044,418)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

	2003	2002
Operating Activities
Net loss for the period	$ (136,321)	$ (140,400)
Charges not involving cash:
Amortization	17,697	44,612
Foreign exchange loss	2,244	61,500
Stock compensation expense	42,008	-

	(74,372)	(34,288)
Changes in non-cash working capital balances related to operations:
Accounts receivable	61,682	49,229
Prepaid expenses and deposits	(1,913)	1,295
Inventory	(53,328)	9,910
Accounts payable and accrued liabilities	14,371	(15,225)
Due to related parties	9,450	13,557

	(44,110)	24,478

Investing Activity
Purchase of capital assets	-	(16,622)

Financing Activities
Increase (decrease) in bank indebtedness	(66,626)	16,028
Decrease in long-term debts	(3,235)	(8,578)
Decrease in obligation under capital leases	(14,912)	(13,505)
Decrease in unearned income	-	(1,801)
Common shares issued for cash	300,000	-
Share issue costs	(4,621)	-

	210,606	(7,856)

Change in cash during the period	166,496	-

Cash and term deposits, beginning of the period	98,952	-

Cash and term deposits, end of the period	$ 265,448	$ -

Supplementary Cash Flow Information
Cash paid for:
Interest	$ 14,520	$ 20,910

Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2003.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, June 30, 2003	18,638,355	11,649,276
For cash pursuant to a private placement – at $0.30	1,000,000	300,000
Finder’s fee	100,000	-
Less: share issue costs	-	(4,621)

Balance, September 30, 2003	19,738,355	11,944,655

Escrow:

At September 30, 2003, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At September 30, 2003, the Company has granted directors, officers and consultants the option to purchase 1,430,000 common shares of the Company.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of company’s stock option plan for the three months ended September 30, 2003 is presented below:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Outstanding, beginning of the period	1,110,000	$0.10
Granted	320,000	$0.26

Outstanding, end of the period	1,430,000	$0.14

Exercisable, end of the period	1,030,000	$0.13

The following summarizes information about the stock options outstanding at September 30, 2003:

	Exercise	Expiry
Number	Price	Date
320,000	$0.26	July 10, 2005
510,000	$0.10	June 5, 2007
600,000	$0.10	March 5, 2008

1,430,000

The compensation charge associated with the consultant’s options in the amount of $42,008 has been recorded in the financial statements.  The fair value of the stock compensation of $32,340 associated with directors’ options has not been recognized in the financial statements, but disclosed in the pro forma amounts below.  The fair value of these compensation charges have been determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield

0.0%

Expected volatility

137%

Risk-free interest rate

2.68%

Expected term in years

2

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The Company’s pro forma net loss and loss per share is as follows:

Three months ended
September 30, 2003
Net loss	As reported	$ (136,321)
	Pro forma	$ (168,661)
Basic and diluted loss per share	As reported	$ (0.01)
	Pro forma	$ (0.01)

Note 3

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three months ended September 30, 2003 and 2002:

	2003	2002
Interest and bank charges	$ 450	$ 4,556
Wages and management fees	42,120	44,129

	$ 42,570	$ 48,685

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at September 30, 2003 is $4,775 (June 30, 2003:  $3,166) owing to directors of the Company.

The amount due to a related party at September 30, 2003 of $27,675 (June 30, 2003:  $18,225) consists of amounts due to a private company with a common director.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 4

License and Technology Rights

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”), the Company was granted the rights to use certain Licensor patents, trademarks and know-how to manufacture and sell certain Pyrotite products and substances in the territory of the USA.  This agreement expires January 1, 2015.

During the year ended June 30, 2003, the Company paid $73,390 (US$50,000) as a non-refundable deposit with respect to the proposed acquisition of all of the Licensor’s right, title and interest worldwide in and to the Fire Retardant Technology and Trademark for a total purchase price of US$1,000,000. The Company is currently in negotiations with the Licensor to formalize the terms of the agreement but it is uncertain if an agreement will be reached.

Note 5

Subsequent Event

Subsequent to September 30, 2003, the Company issued 21,500 common shares at $0.10 per share pursuant to the exercise of share purchase options.

Note 6

Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: January 16, 2004        By /s/ Michael Huddy____________________________

                                     Michael Huddy, President and Director